Exhibit 99.1

ARIS MINING REPORTS STRONG GROWTH IN H1 2025 GOLD PRODUCTION

Vancouver, Canada, July 7, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports gold production of 113,415 ounces (oz) for the first half of 2025 (H1 2025), a 13% increase over H1 2024. With the successful commissioning of the expanded Segovia mill in June 2025 and its ramp-up to 3,000 tonnes per day (tpd) now underway, the Company remains on track to deliver its full-year production guidance of 230,000 to 275,000 oz. Gold production for 2025 is expected to be weighted to the second half of the year, reflecting increased milling capacity at Segovia.

Highlights:

•	Q2 gold production of 58,652 oz, a 7% increase over Q1 2025.
•	Q2 gold sales of 61,024 oz, a 12% increase over Q1 2025.
•	Strong H1 2025 performance across both operations, with gold production up 12% at Segovia and 26% at Marmato compared to H1 2024.

Neil Woodyer, CEO of Aris Mining, commented “The commissioning of our second mill at Segovia marked a major milestone in our growth strategy. I’m particularly pleased that our team delivered the Segovia mill expansion on time and within budget while also maintaining strong operational performance. With increased production capacity, a strong gold price environment, and operational momentum, we are well positioned to deliver a successful 2025."

Table 1: Consolidated Group

Gold production & sales	Q2 2025*	Q1 2025	Q2 2025 vs Q1 2025	H1 2025	H1 2024	H1 2025 vs H1 2024
Segovia Operations	51,527	47,549	+8%	99,076	88,613	+12%
Marmato Narrow Vein Zone	7,125	7,214	-1%	14,339	11,370	+26%
Total production (ounces)	58,652	54,763	+7%	113,415	99,983	+13%
Total sales (ounces)	61,024	54,281	+12%	115,305	100,513	+15%

Table 2: Segovia Operations – Quarterly Production Data

Operating Information	Q2 2025*	Q1 2025	H1 2025
Tonnes processed (kt)	168	167	335
Tonnes per day (tpd)	1,976	1,966	1,971
Average gold grade processed (g/t)	9.85	9.37	9.61
Recoveries (%)	96.1%	96.1%	96.1%
Gold produced (ounces)	51,527	47,549	99,076
Gold sold (ounces)	53,751	47,390	101,141

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Table 3: Marmato Narrow Vein Zone – Quarterly Production Data

Operating Information	Q2 2025*	Q1 2025	H1 2025
Tonnes processed (kt)	73	74	147
Average gold grade processed (g/t)	3.35	3.32	3.33
Recoveries (%)	90.2%	91.7%	90.9%
Gold produced (ounces)	7,125	7,214	14,339
Gold sold (ounces)	7,273	6,891	14,164

*Preliminary Q2 2025 results, subject to reconciliation to the final results in the Company’s 2025 interim financial statements and MD&A in early August 2025.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the Segovia mill expansion, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) has been commissioned and its results are also expected in Q3 2025.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements relating to the Company’s full-year production guidance, the timeline for ramping up Segovia’s expanded mill, and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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